

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Robert E. Dudley, Ph.D.
Chief Executive Officer
Clarus Therapeutics Holdings, Inc.
555 Skokie Boulevard, Suite 340
Northbrook, Illinois 60062

> **Re: Clarus Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2022**
> **File No. 333-264231**

Dear Dr. Dudley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 11, 2022

Cover Page

1.   We note the following disclosure on page 6:

- The institutional accredited investor from the Private Placement has indicated an intent to participate in this offering for up to $10.0 million. Subject to such participation, we intend to amend the PIPE Common Warrants to acquire 1,320,968 shares of Common Stock issued to such investor at the PIPE Closing concurrent with the closing of this offering, to reduce the exercise price to $___ , the public offering price per Unit in this offering, and to seek stockholder approval to reduce the exercise price to $___, of the remaining PIPE Common Warrants to acquire 1,703,226 shares of Common Stock issued to such investor at the PIPE Closing.

Please disclose this arrangement on the prospectus cover page and identify the investor. Please also disclose the original exercise price of the PIPE Common Warrants and quantify the difference in proceeds to you if all of the PIPE Common Warrants held by the investor are exercised at the lowered exercise price as compared to the original exercise price.

2.   Please clarify if your intent to amend the PIPE Common Warrants to reduce the exercise price to acquire the 1,320,968 shares of Common Stock issuable to the accredited institutional investor is conditioned upon the participation by such investor for the full $10 million in this offering or if the number of the PIPE Common Warrants that would be amended would be proportionate to the amount of such investor's participation in this offering or otherwise. If there is a minimum amount of the investor's participation in this offering that would trigger the reduction in exercise price of the full 1,320,968 shares of Common Stock underlying the PIPE Common Warrants issued to such investor, please disclose the minimum amount of the investor's participation.

The Offering
Participation by Private Placement Investor, page 6

3.   Please include all non-430A information in a pre-effective amendment. For example, disclose the reduced exercise price for the remaining PIPE Common Warrants to acquire 1,703,226 shares of Common Stock for which you will seek stockholder approval or disclose how such reduced exercise price will be calculated.

Certain Relationships and Related Party Transactions, page 116

4.   Please tell us whether the investor from the Private Placement that may participate in this offering is a Related Person for purposes of your written related person transaction policy. If the investor is a Related Person, please include appropriate disclosure in this section about such investor's potential participation in this offering and the arrangements to lower the exercise price of their PIPE Common Warrants. If appropriate, please disclose if the audit committee of the board has reviewed these arrangements as related party transactions and whether it has approved such transactions in accordance with your written related person transaction policy.

General

5.   Based on your disclosure, it appears that the reduction in the exercise price of the PIPE Common Warrants held by the institutional accredited investor from the Private Placement is contingent upon such investor's participation in your public offering. Please provide us with your analysis as to whether this arrangement is a privately negotiated arrangement with the investor in the Private Placement, and, if so, whether that impacts your eligibility to offer registered shares to such investor as part of the public offering.

6.   Please tell us whether you intend to file a current report on Form 8-K disclosing the arrangements with the institutional accredited investor from the PIPE Placement so that these potential arrangements would be disclosed to the holders of your common stock and Public Warrants in an Exchange Act filing.

7.   Please tell us if you intend to amend any resale registration statements related to the resale of the shares underlying the PIPE Common Warrants.

8.   With a view towards revised disclosure, please tell us why you plan to seek stockholder approval to reduce the exercise price of some of the PIPE Common Warrants and not others.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Davis at 202-551-4385 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin, Esq.